UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13(a)-16 or 15(d)-16
of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-38866

TUFIN SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.

5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CONTENTS

Tufin Software Technologies Ltd. (the “Company”) will hold a special general meeting of its shareholders on June 7, 2022 at 6:00 p.m. Israel Time (11:00 a.m. Eastern Time) at the principal executive offices of the Company, located at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel 6789205, with a record date of May 9, 2022 (the “Record Date”).  The Company intends to furnish copies of a proxy statement, describing the various matters to be voted on at the meeting, along with a proxy card and other documents to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K prior to the Record Date and will distribute the proxy statement and proxy card to all shareholders of record after the Record Date.

A copy of the Notice of Special General Meeting is furnished as Exhibit 99.1 with this Report of Foreign Issuer on Form 6-K.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve risks and uncertainties.  Forward-looking statements include, but are not limited to: statements about the expected timing of the acquisition, the satisfaction or waiver of any conditions to the proposed acquisition, and about the Company’s business and future prospects.  In this context, forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target” and similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes.  Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements contained herein, including, but not limited to: (1) the Company may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the ability to recognize benefits of the proposed merger; (5) risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger; (6) impact of the merger on relationships with the Company’s commercial counter-parties, including, but not limited to, its distribution partners, (7) the significant transaction costs associated with the proposed merger and (8) other risks that may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all.  These forward-looking statements speak only as of the date on which such statements are made and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional information about other risks to which the Company is subject, please see the Company’s filings or furnishings, as applicable, with the SEC, including its most recent annual report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, the Company intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card.  INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE MERGER.  The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.  Investors are urged to read the proxy statement and the other relevant materials carefully and in their entirety when they become available before making any voting or investment decision with respect to the merger.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3 (File No. 333-239715) and Form S-8 (File Nos. 333-231985, 333-237291, 333-253994 and 333-264612).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Reuven Kitov
Name:	Reuven Kitov
Title:	CEO & Chairman of the Board of Directors

Date: May 3, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Special General Meeting of Shareholders of Tufin Software Technologies Ltd., published on May 3, 2022